

Justin Simmons · 3rd

Bringing friends and teams together through games and technology

Chicago, Illinois, United States · Contact info

500+ connections

GameApart

University of Southern California

Experience

GameApart
1 yr

Co-Founder & CTO
Full-time
Mar 2021 – Present · 9 mos
Los Angeles, California, United States

Chief Operating Officer
Full-time
Dec 2020 – Mar 2021 · 4 mos
Orange County, California, United States

Consultant at OnPrem Solution Partners
OnPrem Solution Partners · Full-time
Oct 2018 – Dec 2020 · 2 yrs 3 mos
Greater Los Angeles Area

Information Systems Manager
QueensCare Health Centers
Feb 2015 – Dec 2018 · 3 yrs 11 mos
Los Angeles, CA

• Implemented Power BI infrastructure, worked with team to define and create live dashboards for key performance indicators for quality measures, visit counts, cycle times, and help desk statistics.
• Project Lead for the physical relocation of all core IT infrastructure due to buildin(...see more

Technology Project Manager
DiTechSol
Jan 2014 – Feb 2015 · 1 yr 2 mos
Los Angeles, CA

• Project manager for setting up or upgrading Microsoft environments for medical offices
• Implemented and maintained virtual machines for training purposes and OS compatibility mitigation
• Designed telecommunications, portmaps, and cooling requirement calculations f(...see more

Graduate Student Assistant
University of Southern California
Dec 2011 – Jul 2014 · 2 yrs 8 mos
Greater Los Angeles Area

• Designed tunable current source cell for large scale use subthreshold analog design
• Achieved scalable scheme with accuracy is proportional to area cost

Show 4 more experiences

Education

University of Southern California
Master's Degree, Electrical Engineering
2011 – 2016
Activities and Societies: Research Assistant Teaching Assistant

Portland State University
Master of Science, Electrical & Computer Engineering
2010 – 2011
Activities and Societies: Research Assistant

Thesis: Complete and Exact Small Signal Analysis of DC-to-DC Switched Power Converters

University of Southern California
Bachelor of Science, Electrical Engineering
2006 – 2010

Licenses & certifications

SnowPro Core Certification
Snowflake
Issued Feb 2020 · No Expiration Date

See credential